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October 11, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Frank Knapp and Jennifer Monick

Re:	A SPAC II Acquisition Corp.

Form 10-K for the Fiscal Year ended December 31, 2023

Form 10-Q for the Quarterly Period Ended June 30, 2024

File No. 001-41372

On behalf of our client, A SPAC II Acquisition Corp., a British Virgin Islands company (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 2, 2024 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q”).

The Company has filed via EDGAR an amendment to the Form 10-K (the “Amended 10-K”) to reflect the Company’s responses to the comments received from the Staff. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended 10-K.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 9A. Controls and Procedures, page 24

1.	We note that the 10-K for the year ended December 31, 2023 represents your second annual report and therefore you are no longer within the transition period allowing for the exclusion of management’s report on internal control over financial reporting. Please amend your annual report to include management's report on internal control over financial reporting pursuant to Item 308(a) of Regulation S-K. In addition, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures.

Response: The Company has amended Item 9A of the Amended 10-K in response to the Staff’s comment.

Form 10-Q for the Quarterly Period Ended June 30, 2024

Exhibits

2.	We note that the certifications filed as Exhibits 31.1 and 31.2 in your March 31, 2024 and June 30, 2024 Form 10-Q filings do not include the introductory language in paragraph 4 referring to internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)). Please confirm that your future periodic reports will include the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response: The Company confirms that it will include the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K in its future periodic reports that require such certifications.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso

Loeb & Loeb LLP

cc: Serena Shie